

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 2, 2014

<u>Via E-mail</u>
Abraham Dominguez Cinta
Chief Executive Officer
E.R.C. Energy Recovery Corporation
101 First Street #493
Los Altos, CA 94022

> **Re: E.R.C. Energy Recovery Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 19, 2014**
> **File No. 0-53116**

Dear Mr. Cinta:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

1.   We note your disclosure at page 3 that you "have plans to issue additional shares in the future, although the exact number of shares has not been determined." Please clarify whether you have any current plans, proposals or arrangements, written or otherwise, to issue additional shares. If so, please discuss them in necessary detail, including what the intended use of proceeds will be.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or Norman von Holtzendorff, Staff Attorney, at (202) 551-3237 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director